Exhibit 99.53

Vivendi Universal, S.A.

800 Third Avenue

New York, New York 10022

Universal Studios, Inc.
100 Universal City Plaza

Universal City, California  91608

March 31, 2003

Mr. Barry Diller

c/o USA Interactive
152 West 57th Street
New York, New York 10019

Dear Mr. Diller:

                Reference is hereby made to the Amended and Restated Stockholders Agreement, dated as of December 16, 2001 (the “Stockholders Agreement”), among Universal Studios, Inc. (“Universal”), Liberty Media Corporation, Barry Diller (“Diller”) and Vivendi Universal, S.A. (“Vivendi”).  Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.

                Pursuant to Section 6.4 of the Stockholders Agreement, and for good and valuable consideration, the receipt of which is hereby acknowledged, each of Universal, for itself and on behalf of the members of the Vivendi Stockholders Group, Vivendi and Diller hereby agrees to amend and restate Section 3.3(a) in its entirety to read as follows:

(a)  Notwithstanding anything to the contrary contained in Section 6.2(a), until the earlier of the date that (i) Diller ceases to exercise rights under this Section 3.3 pursuant to Section 6.2(c) or (ii) the members of the Vivendi Stockholders Group cease to beneficially own any Common Shares, Diller shall be entitled to exercise voting authority and authority to act by written consent over all Common Shares beneficially owned by each member of the Vivendi Stockholders Group (the “Universal Proxy Shares”), on all matters submitted to a vote of the Company’s stockholders or by which the Company’s stockholders may act by written consent pursuant to a conditional proxy (which proxy is irrevocable and coupled with an interest for purposes of Section 212 of the Delaware General Corporation Law) (the “Universal Proxy”); provided, that in the event that Diller is removed by the Board as CEO for any reason other than Cause, Diller shall be deemed to continue to be CEO hereunder and shall be entitled to exercise the Universal Proxy set forth herein until the earlier of (A) such time as he has abandoned efforts to cause his reinstatement as CEO and (B) the next stockholders meeting of the Company at which he had an adequate opportunity to nominate and elect his slate of directors (unless at such stockholders meeting Diller’s slate of directors is elected and Diller is promptly thereafter reinstated as CEO).

                At any time or from time to time after the date hereof, each of the parties to this letter agreement hereby agrees to cooperate with one other, and at the request of any of the other parties to this letter agreement, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

                This letter agreement, together with the terms of the Stockholders Agreement, sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.  References to the Stockholders Agreement shall be deemed to include references to the Stockholders Agreement as amended by this letter agreement. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

VIVENDI UNIVERSAL, S.A.

By:	/s/ Dominique Gibert
	Name:	Dominique Gibert
	Title:	Deputy Chief Financial Officer

UNIVERSAL STUDIOS, INC.

By:	/s/ Karen Randall
	Name:	Karen Randall
	Title:	Executive Vice President and General Counsel

Agreed and accepted as of the date first written above:

/s/ Barry Diller
BARRY DILLER